UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SIFY LIMITED

(FORMERLY SATYAM INFOWAY LIMITED)

_____________________________________________________________________

(Name of Issuer)

American Depositary Shares, each representing one equity share

_____________________________________________________________________

(Title of Class of Securities)

804099208

_____________________________________________________________________

(CUSIP Number)

Infinity Capital Ventures, LP

11601 Wilshire Boulevard

Suite 1900

Los Angeles, CA 90025

Attn: Amir Ohebsion

_____________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2005

_____________________________________________________________________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,182,600 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,182,600 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,182,600 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.61%*
14	TYPE OF REPORTING PERSON PN

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

2

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,182,600 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,182,600 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,182,600 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.61%*
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

3

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vegesna Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,760,791 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,760,791 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,760,791 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.24%*
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share plus the number of Vegesna Family Trust’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,182,600 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 578,191**American Depositary Shares, each representing one equity share
	9	SOLE DISPOSITIVE POWER 11,182,600 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 578,191**American Depositary Shares, each representing one equity share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,760,791 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.24%*
14	TYPE OF REPORTING PERSON IN

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share plus the number of Vegesna Family Trust’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

** Represents 578,191 American Depositary Shares, each representing one equity share owned by the Vegesna Family Trust, of which Vegesna is co-trustee and has voting, dispositive power and beneficial ownership.

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the American Depositary Shares (“ADS”), each representing one ordinary equity share, par value Indian Rupees 10 per share (“Equity Shares”), of Sify Limited, a company incorporated in India (the “Issuer”). The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Canal Bank Road Taramani, Chennai,  600113.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Infinity Capital Ventures, LP, a limited partnership organized under the laws of the state of Delaware (“Infinity Capital”), Infinity Capital Management LLC a limited liability company organized under the laws of the state of Delaware (“ICM”), Vegesna Family Trust (“Trust”) and Raju Vegesna, a U.S. citizen (“Vegesna” and collectively with Infinity Capital, ICM and Trust, the “Reporting Persons”).

Infinity Capital’s principal business is investments. The general partner of Infinity Capital is ICM, an entity owned by the Trust and the sole manager of which is Vegesna. The limited partner of Infinity Capital is the Trust. Vegesna and Bala Vegesna are the co-trustees of the Trust. Vegesna’s principal occupation is Chief Executive Officer of ServerEngines, LLC. In connection with his acquisition of the ADSs, Vegesna was named Chairman of the Issuer. The business address of the Reporting Persons is 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025.

During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Vegesna paid for the ADSs from personal cash reserves and by obtaining a loan from his personal brokerage account in the ordinary course of business.

Item 4.	Purpose of Transaction.

On November 10, 2005, Infinity Capital purchased 11,182,600 outstanding ADSs at US $5.60 per share through the Issuer’s sponsored ADS program from Satayam Computer Services Limited for an aggregate purchase price of US $62.62 million in cash.

In addition, pursuant to a Subscription Agreement, dated as of November 10, 2005 (the “Subscription Agreement,” a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), by and between the Infinity Capital and the Issuer, the Issuer agreed to sell to Infinity Capital 6,720,260 ADSs for an aggregate purchase price of US $37.63 million in cash, upon the satisfaction of certain conditions.

                In addition, pursuant to a Standstill Agreement, dated as of November 10, 2005 (the “Standstill Agreement,” a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein), by and among the Issuer, Infinity Capital and Vegesna, the parties agreed, subject to the terms and conditions set forth in the Standstill Agreement, that none of Infinity Capital, Vegesna or any of their affiliates will acquire, directly or indirectly, any additional Equity Shares, ADSs or other equity securities greater than 45% of the Issuer’s outstanding Equity Shares, ADSs or other equity securities.

The Reporting Persons acquired the ADSs for investment purposes. The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional ADSs through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the ADSs in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth above, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)         Infinity Capital is the beneficial owner of 11,182,600 ADSs representing approximately 31.61% of the Equity Shares outstanding. Since ICM is the general partner and the Trust is the limited partner of Infinity Capital, they may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital. In addition, since Vegesna is the sole manager of ICM, he may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

The Trust is the beneficial owner of 578,191 ADSs representing 1.63% of the Equity Shares outstanding. Since Vegesna is the co-trustee of the Trust, he may be deemed to have an indirect beneficial ownership of the ADSs owned by the Trust.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any ADSs nor sole or shared power to dispose of or direct the disposition of any ADSs.

(c)         The following purchases were effected by the Trust during the sixty days preceding November 10, 2005:

Date	Number of Shares	Price Per Share ($)

October 12, 2005	9,346	5.03
October 13, 2005	18,000	4.97
October 17, 2005	2,000	5.04
October 19, 2005	2,000	5.02
October 20, 2005	3,000	4.98
October 27, 2005	10,000	4.96
October 28, 2005	4,800	4.96

(d)         No other person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the ADSs.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 - Subscription Agreement, dated as of November 10, 2005, by and between the Issuer and Infinity Capital.

Exhibit 99.2 - Standstill Agreement, dated as of November 10, 2005, by and among the Issuer, Infinity Capital and Raju Vegesna.

Exhibit 99.3 - Joint Filing Agreement, dated November 21, 2005, by and between Infinity Capital and Raju Vegesna.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	November 21, 2005

INFINITY CAPITAL VENTURES, LP

By:	Infinity Capital Management, LLC
Its General Partner

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

INFINITY CAPITAL MANAGEMENT, LLC

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

VEGESNA FAMILY TRUST

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Co-Trustee

/s/ Raju Vegesna

Raju Vegesna